FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                February 19, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Notice of Results dated 19 February, 2004


19 FEBRUARY 2004

BRITISH ENERGY plc

RELEASE OF FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED DECEMBER 2003

British Energy plc will be releasing its financial results for the third quarter ended 31st December 2003 on Thursday 26th February 2004 at 1230hrs UK time (0730hrs Eastern Standard Time).

There will be a Conference Call for Investors and Bondholders at 1600hrs UK time (1100hrs - Eastern Standard Time). Dial-in details will be published on 26th February 2004.

Contacts:

Andrew Dowler      Financial Dynamics, Media                       020 7831 3113
Paul Heward        British Energy, Investor Relations              01355 262 201


Website: www.british-energy.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  19 February, 2004                   BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations